Mail Stop 3561

January 26, 2009

Bruce Dugan
Chief Executive Officer
Inicia Incorporated
360 East 55th Street, Suite 13G
New York, NY 10022

>   **Re:**   **Re: Inicia Incorporated**
>   **Form 1-A Amendment No. 3**
>   **Filed on January 26, 2009**
>   **File No. 24-10228**

Dear Mr. Dugan:

We have completed a preliminary reading of your revised offering statement on Form 1-A. We note that your filing may still fail to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of Form 1-A, as described below.

Please provide us with further information to support your view that your principal place of business is in the United States, as required by Rule 250(a)(1) of Regulation A. This information should include the principal locations of your assets, employees and contractors, revenues, and expenses.

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As long as it remains in its current form, we will not recommend acceleration of the qualification date of the offering statement. Also note that should the offering statement become qualified in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. Feel free to call Edwin S. Kim at (202) 551-3297 or me at (202) 551-3790 with any questions. We look forward to working with you to address these concerns.

Sincerely,

John Reynolds
Assistant Director

cc: M. David Sayid
       Fax (212) 247-7535